Exhibit 4(b)(i)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

ANNUITIZATION AND DEATH BENEFIT

WAIVER OF SCHEDULED PURCHASE PAYMENT UPON DISABILITY RIDER

If the covered Annuitant becomes totally disabled while this rider is in effect, we will provide disability benefits. These benefits will be provided during the benefit period. The covered Annuitant is shown on the Contract data pages. During the disability benefit period while you are totally disabled, subject to the restrictions below:

(1)	We will waive the percentage shown on your Contract data pages of Scheduled Purchase Payments;

(2)	We will calculate your Monthly Income Payments and Death Benefit as if the waived Scheduled Purchase Payments (described in (1) above) had been paid when due; and

(3)	We will waive all rider Purchase Payments for the covered Annuitant.

The disability benefit will not increase during the benefit period.

The benefit period is from the date of total disability to the earliest of:

(1) the Contract Anniversary on or next following the covered Annuitant’s 65th birthday;

(2) the Annuity Commencement Date;

(3) recovery from total disability; and

(4) the covered Annuitant’s death.

We will not credit the disability benefits until after 90 days of continuous total disability. You must send satisfactory proof of disability to our Home Office. Once we have received such proof, Scheduled Purchase Payments due during the 90-day elimination period will not be considered late. The Scheduled Purchase Payments will be waived according to this rider. Any waived Scheduled Purchase Payment paid during the 90-day elimination period will be reapplied to the Guarantee Account.

If total disability ends before the Annuity Commencement Date, you must resume the Scheduled Purchase Payments. This action will keep your Guaranteed Minimum Income Payment in effect.

When this Rider is Effective

Coverage begins on the Contract Date. If there is another effective date, it will be shown on the Contract data pages. Any new rider Purchase Payment will be shown on the Contract data pages.

Coverage will end on the earliest of:

•	the Contract Anniversary on or next following the covered Annuitant’s 65th birthday;

•	the Contract surrender date;

•	the Monthly Due Date after we receive your request to end the rider;

•	the covered Annuitant’s date of death;

•	30 days after we notify you of the non-payment of the rider Purchase Payment; and

•	the Annuity Commencement Date.

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Totally Disabled

The covered Annuitant will be considered totally disabled if the disability:

•	results from bodily injury or disease; and

•	continues uninterrupted for at least 90 days; and

•	during its first two years causes the covered Annuitant to be unable to perform the substantial duties of his or her regular work; and

•	after its first two years causes the covered Annuitant to be unable to perform the substantial duties of any and every work for pay. Work is that which he or she is qualified for by education, training or experience.

Any of the following will be presumed to cause the covered Annuitant to be totally disabled:

•	The entire, irrevocable loss of sight of both eyes.

•	The loss of use of both hands.

•	The loss of use of both feet.

•	The loss of use of one hand and one foot.

The loss must occur after this rider goes into effect.

Recurrent Disability

We will consider a reoccurring total disability as a continuation of the previous benefit period if:

(1)	the total disability reoccurs within 30 days of the end of a benefit period; and

(2)	the total disability is for the same cause.

Exceptions

We will not credit disability benefits if total disability or presumed total disability results from:

•	an injury that occurred before this rider went into effect;

•	a disease that first became manifest before this rider went into effect;

•	declared war;

•	undeclared war;

•	any act of war;

•	any resistance to armed invasion;

•	any resistance to armed aggression;

•	international police action;

•	taking part in a riot;

•	taking part in an insurrection;

•	taking part in a rebellion;

•	attempted suicide while sane or insane;

•	intentionally self-inflicted injuries of any kind, while sane or insane;

•	service in the Armed Forces for longer than 15 days;

•	taking part in the commission of a crime;

•	attempting to take part in commission of a crime;

•	being in prison for a period exceeding 90 days.

Incontestability of this Rider

We will not contest this rider if:

(1)	it has been in effect for two years during the covered Annuitant’s life; and

(2)	total disability has not started.

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Claiming Benefits Under this Rider

Send written notice and proof of the covered Annuitant’s disability to our Home Office. We must receive proof of claim while the covered Annuitant is alive and totally disabled. If this cannot be done, we will not reduce or deny the claim if we receive notice and proof as soon as reasonably possible. You must notify us within 12 months of total disability. We will not credit any disability benefit due prior to 12 months before we receive notice of disability.

Send periodic satisfactory proof of continuing total disability to our Home Office. We will not require proof more than once a year after total disability has continued for two years. If the covered Annuitant fails to give required proof, we will not credit any future disability benefits.

Contract Value

The disability benefit will not increase Contract Value prior to the Annuity Commencement Date. The Contract will not be terminated if:

(a)	all Contract Value is surrendered prior to the Annuity Commencement Date; and

(b)	Scheduled Purchase Payments have been waived in accordance with this rider.

For the waived Scheduled Purchase Payments, an associated Monthly Income Payment and Death Benefit will remain in effect. These benefits will be determined as if the waived Scheduled Purchase Payments had been paid when due. The value of these benefits will vary based on the investment experience of the Subaccount. Scheduled Purchase Payments will no longer be waived upon surrender of the Contract.

Cost of this Rider

This rider is issued in consideration of:

(1)	the rider application;

(2)	evidence of insurability; and

(3)	the rider Purchase Payment.

The monthly rider Purchase Payment is shown on the Contract data pages. If this rider is issued after the Contract Date, we will send you revised Contract data pages.

The cost of this rider is shown on the Contract data pages as a rate applied to the Scheduled Purchase Payment. The application of this rate results in a separate rider Purchase Payment. Withdrawals may cause the cost of this rider to increase in proportion to the change in the Scheduled Purchase Payment.

This rider is subject to the provisions of the Contract.

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For GE Capital Life Assurance Company of New York,

/s/    GEORGE R. ZIPPEL

GEORGE R. ZIPPEL

PRESIDENT

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